Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings.”

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

BANK OF AMERICA MERRILL LYNCH

2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President & CEO

May 12, 2011

2:10 pm ET

Kevin:	...the largest post-acute care provider in the country through its network of long-term acute care hospitals, nursing homes, its contract therapy business and soon to be adding some additional rehab services through its pending acquisition of RehabCare.

Presenting today we have Paul Diaz but - who is the CEO of the company. But before I hand it over to Paul we get the joys of these forward-looking statements.

So this presentation and corresponding Webcast includes forward-looking statements as defined in Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act 1934 which involve a number of risks and uncertainties.

Such forward-looking statements are based upon management’s current expectations; include known and unknown risks, uncertainties, other factors, many of which neither Kindred nor RehabCare is able to predict or control that may cause the company’s actual results and performance to differ

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

materially from the future results and performance expressed or implied as such forward-looking statements.

Kindred cautions participants that any forward-looking statements and information is not a guarantee of future performance; that actual results could differ materially from those contained in the forward-looking information.

Additional information regarding forward-looking statements is included in the slides posted on Kindred’s Website. Please review Page 2 of the slide presentation for additional information on forward-looking statements and other important information including where you can find more information on the directors and executive officers of Kindred and RehabCare.

And there’s more. This communication does not constitute an offer to sell or a solicitation to offer or to buy any securities or solicitations of both or approval in connection with the pending transaction of the RehabCare. Kindred has filed with the Securities and Exchange Commission registration statement on Form S4 and includes preliminary joint proxy statements of Kindred and RehabCare that also constitutes the prospectus of Kindred.

Kindred and RehabCare have mailed this in a joint proxy statement - the prospectus to their respective stockholders on or about April 28, 2011. You should review those materials carefully as they include important information regarding the merger including information about Kindred and RehabCare, their respective directors, executive officers and certain other members of management and employees who may be deemed participants in the solicitation of proxies in favor of the proposed merger.

So without further ado I’ll hand it over to Paul.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

Paul Diaz:	That was impressive; thank you Kevin. Thank you all for your patience through that but it is a - we are in an exciting time and the disclosures are important. Kevin has asked that we allow for questions today so I’m going to - we’ve got a lot of information in this presentation that I encourage you to go back and look at.

But I’m going to just hit some highlights so we can leave ourselves room for questions. And we’ve covered the forward-looking statements so I think we’ll move on.

For those of you not familiar with Kindred Healthcare we are the largest post-acute provider in the United States today. And we’re very excited not only in terms of our prospects with our new partners at RehabCare to be bigger but quite frankly the opportunity to be better for our patients, shareholders and other constituents.

We operate today three market-leading businesses. We are the largest operator of long-term acute care hospitals in the United States but a very high acuity model predominantly in free-standing hospitals.

By revenues we are the third largest nursing and rehabilitation center provider in the United States and incredibly proud of the progress we’ve continued to make there and really the changing nature of what skilled nursing care is. And we’ll spend a few minutes talking about that.

And our contract rehabilitation business, Peoplefirst, which has gone through its series of challenges here over the last few quarters but it has really emerged from those changes quite a powerful engine for revenue and earnings growth for our company and a big value-add to the services we provide in all of our sites of service.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

At Kindred we really focus on three things that we think are compelling for our patients, for the Medicare and Medicaid program, for commercial payers and we think provide an underlying foundation for investors to be excited about us as well.

And our Continue the Care campaign is really predicated on these three things; first, that we have to provide superior clinical outcomes in a very transparent way in all the sites of service that we operate.

We publish a quality and social responsibility report every year that you can see on our Website. And through all our divisions beyond the usual metrics reported on I think have shown quite a bit of industry leadership in terms of the transparency around our outcomes.

Secondly, it is important in this time of fiscal challenge to be part of the solution for reducing costs. And we view that as an opportunity to reduce length of stay and prevent re-hospitalizations for all the patients that come through our doors.

And it’s something that we measure; again we report on and I think we’re demonstrating to our commercial partners, which we have over $1.4 billion of commercial business today, the compelling opportunity that we offer in our post-acute service lines.

We’re also proud as an organization that for the third year in a row Fortune recognizes us as one of the most admired healthcare companies in the world and continue to build off of that brand in terms of the partnerships that we have across the United States.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

The investment rationale for shareholders I think is pretty compelling; almost 40% of Medicare beneficiaries now leaving short term acute care hospitals are leaving quicker and with a higher level of chronic disease and multiple chronic diseases so they need post-acute care.

And as you’ll see later in the presentation a lot of what our strategy is in partnering with RehabCare and the expansion of our services now into home care are about continuing the care for patients who often need post-acute care at more than one site and often two or three.

We have a track record for quality. We have an operating track record for financial performance I think that investors can rely on - and the free cash flow generation. And a platform and infrastructure that going into the RehabCare merger really gives us a great deal of confidence around the integration and the synergy capture.

So a quick update on where we are with RehabCare. All of our federal and other regulatory approvals are now in hand so we are on track to close by June 30. We’ve secured commitments for all of our senior financing and next week hope to complete our high yield senior notes offering.

Our shareholder meetings will likely occur at the end of the month. And our integration and synergy planning, and the team that is working on that feverishly everyday, is making great progress. And I think people will be surprised and pleased about how much Day 1 readiness we will have in terms of our back office operations, billing systems, payroll and other operating systems.

Both companies I think importantly finished the year with very strong financial results and also started this year with very strong financial results. I

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

won’t have time to cover it in the presentation but you can see that both in terms of revenue growth, margin expansion, operating cash flows and even paying down debt since we announced the transaction we’re going into closing in a pretty good position vis-à-vis our pro forma expectations.

The consideration for the transaction is $26 per share in cash, $9 per share in Kindred stock. That was important to us in terms of having alignment of interest with the RehabCare team. And one of the great things that we are excited about is that the senior operators for RehabCare will become part of the Kindred team and continue to operate within our family.

We’ve identified $40 million of synergies; $25 million in the first year. We are on track to capture those synergies and I think we have a high degree of confidence, as we’ve articulated before, in our ability to deliver on that commitment.

I won’t take you through the source and use. I’ll talk for a second about what this combined organization will look like. We will be, in our views, working to be the premier rehab and post-acute company in the United States. The combination will broaden our service offerings into inpatient rehab facility services, expand our rehab capabilities, also add to our depth and breadth in terms of our long term acute care hospital business.

And I think importantly whether you look at it from the revenue perspective or margin perspective really this transaction diversifies us from government reimbursement challenges that we may have in any one business. And we’ll talk about some of the current proposed rules in a moment.

But particularly I would point to you that on Medicaid we’ll be just over $1 billion so I think there is a lot of risk still. We still expect to be in the zero to

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

1% on Medicaid even with the different states that there are a lot of proposals out there. We are spread out over 40 states so do not have the concentration risk of either total revenues or state concentrations.

And similarly a growing and significant commercial book of business as well as the rehab business that really is a B2B business. So this transaction helps us a great deal in terms of diversification up and down the income statement.

The combination also enhances our geographic presence around the country and our cluster market strategy - sort of jumped ahead here. We are very focused on developing our services in what is increasingly a locally-focused integrated world and a lot of opportunities as we see going forward there.

The transaction makes us the clear Number 1 operator of long term acute care hospitals, a significant player in the inpatient rehab facility business, a continued significant player in skilled nursing and the Number 1 operator of contract rehab.

And we think that all of these services will play a critical role as more and more acute care providers as well as payers look to post-acute care and the cost saving opportunities there.

I’ll just jump forward in terms of the substance of some of the strategic rationale. This slide is a little busy but what it talks about is the rapidly changing face and multiple discharge locations of post-acute patients often going from a long term acute care hospital. Thirty-five, forty percent of our LTAC patients go onto need additional rehab services and skilled nursing care in a skilled nursing facility.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

Similarly almost 50%-60% of our total discharges need continued care in a home healthcare environment. And this opportunity to coordinate care, continue to care for patients we think is long term at the core of our strategy.

And as you can see our service offerings and in the context of this transaction I think uniquely position us to continue the care for patients, participate in bundled payment strategies and further payment integrations that we may see in the years to come.

We talked about the margin profile of the company so I’ll sort of jump ahead. The transaction is significantly accretive from Day 1. We’ve got a lot of opportunities to continue to grow earnings over the next few years even in the context of some of the reimbursement challenges that we have. Again we’ve got a great line of sight on the synergies and the management teams are coming together quite well.

A significant amount of free cash flow will be generated from this transaction and the combined companies that will allow us not only to de-lever but will also allow us to continue to expand our service offerings in our cluster market, continue to pursue the de novo inpatient rehab facilities that we have in our pipeline, skilled nursing facilities and the home care opportunities that we see going forward.

With that let me conclude and then open up for questions, Kevin, on the reimbursement I think there’ll be a lot of questions there. As many of you know we received the proposed rules for our LTACs. Our analysis does not sort of reconcile with CMS’s analysis of the 1.9% increase. That would have been appropriate but disappointing in terms of the math as we see it. But we think that the proposed rule really is about .5% increase to us.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

Similarly we have a proposed rule from CMS with respect to skilled nursing facilities. Probably a little bit more challenging in that CMS, as you may know, really proposed two options and opened for comment whether they would look to make a revenue neutrality adjustment under RUGs IV of 11.3% or a 1.5% rate increase. Obviously a big spread between those two numbers. And we’ll talk about that in a second.

You know, we really think that it is premature for CMS to make this adjustment. We certainly hope to be working with them. We have been providing them with data, some of which we will see here, certainly working with our associations that we want to make sure that we work together to make the RUGs IV system accurate and reflect what’s going on in the patient population.

And we really think that one quarter’s worth of data is insufficient to do that. But nonetheless it is important to recognize - and we’ve been talking about it for a long time - that the system was intended to be budget neutral. Now as you think about budget neutrality I think it’s important to think about not only rates but length of stay.

And one of the things that we’ve pointed out to CMS is the significant drop of length of stay that we have seen in our portfolio along with the significant increase in cost and severity of illness of the patients that we are caring for under the RUGs system; important data points we think they need to take into account. And even more rapid that severity of illness and length of stay drop has occurred in the last few quarters under RUGs IV.

The other area that I think that there’s a misunderstanding about is how we’ve been successful and other companies have been successful under RUGs IV in terms of moving away from concurrent therapy.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

And there’s been speculation that companies like Kindred jumped group therapy to 20%-25%. Well the fact is you can see from this chart we maintained at a cost - a very high degree of intensity of patient service but delivering that on a one to one basis.

And we did that because our patients continue to benefit from that. The system continues to benefit from that because we are sending our patients home faster and measuring their outcomes through FIN scores and other things. So, you know, we think that - and only seeing group therapy grow to about 11%. So we think these are the facts that are important to keep in mind as CMS works to finalize the rule.

So I’ll stop there. Again the financial update I think everyone knows, Kevin. We - both companies again reported very strong fourth quarter operations. And again welcome you to take a look at this information later.

Kevin:	Okay maybe I’ll take the first question.

Paul Diaz:	Yes.

Kevin:	Can you help us understand the impact of the 11% rate cut if it was to actually be proposed? You know, when I do the math you come with some pretty big cuts but there wasn’t the same upside on the way up. And I just, you know, I have a hard time reconciling why there was a little bit of upside on the way up but there’s a huge downside on the way down.

Do you feel like CMS doesn’t have the right numbers or is there...

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

Paul Diaz:	Well I think that’s right. I mean, I think there are a number of different variables. And when one thinks about, you know, trying to make sure that the system is budget neutral over a 10-year scoring convention and the multiple, you know, inputs that go into that calculation, I do think CMS was a little premature.

And quite frankly, you know, we encouraged them for the last few years to not move forward with RUGs IV and the MDS 3.0 system at the same time because of the potential for errors in the forecast.

And, in fact, I think that the - particularly the reduction in concurrent therapy and the providers have - being able to maintain a high level of rehab services was inconsistent with their models.

And it shouldn’t be a surprise that when our therapists were told that they should no longer do concurrent therapy, that it was no longer a preferred modality, even though clinically we would argue that concurrent therapy is absolutely appropriate, but from a payment perspective, no one should have been surprised that our therapists stopped doing concurrent therapy.

And that’s, quite frankly, what we’ve said to policymakers; why are you surprised? We - they did exactly what you told them to do.

But we didn’t - as is often the case, the behavior changes were not forecasted. And so I think now we need to take our time and make sure that we work together to get the system back on track to where it was intended to do, which is continue to move patients in the system, provide a high level of rehab services and nursing services when appropriate and to do that in a way that doesn’t turn, you know, the wheel too much the other way.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

And I clearly think the 11.3% is inaccurate in terms of the variables there. And as you said, even if you think of budget neutrality as where we were on September 29, it’s not the same math. So it is hard to figure out where the math is coming from.

Question in the back?

Man:	Could you give us your thoughts on the LTAC building criteria predominantly with the new deadlines September 2012, what’s your thinking on getting something resolved with Congress (unintelligible) or the 2012 date on - with your acquisitions kind of double down on the (unintelligible).

Paul Diaz:	I think I’ve got the question. Thank you.

So, you know, look, we think there’s a great opportunity and, you know, we and our colleagues and other companies, as well as working through our associations, working with the American Hospital Association and the Federation, you’ll believe that there’s an important role for LTACs and in the same way that inpatient rehab facilities benefited from a criteria that gave them the ability to, you know, allocate capital and management resources to a designated group, a population of patients that have created great value for the system, we believe that LTACs can do the same.

So it is our hope and expectation that this summer we will be working with all of our colleagues to introduce legislation to advance LTAC criteria and that that LTAC criteria will give the LTAC industry and policymakers, and we certainly hope to be working with CMS and get their input on this, and the things they think we should be addressing, but certainly quality metrics and looking at some of the more arbitrary policies that have been used in the past to - you know, to deal with perceived abuses, you know, all should be on the

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

table to talk about. Because I think that the industry and our patients will benefit from advancing this.

And certainly we think that the moratorium and other things, you know, ultimately are not rational in terms of policy, either. And I think most policymakers agree with us. MedPAC certainly agrees with us.

And so I think there is a great deal of support and certainly budget aspects to the proposed legislation that I think people will find compelling, as well. So we’re optimistic that we’re going to be able to advance it.

Man:	A follow-up question. What’s the disconnect with CMS’s perspective and the amount of work a month or so ago that’s not real favorable towards the development of patient rehab...

Paul Diaz:	Or anything particularly new in the report and, quite frankly, some inconsistencies with their prior report. So I did not find the report particularly helpful and I really think it would be more helpful if we were all working together to try to advance the criteria.

Look, quite frankly, from my perspective, part of the challenge is that we continue to look at things, and this is the reimbursement challenge, if I could just editorialize for a second, in all of these sites of service.

We want innovation, we want to move to bundled payment and episodic payment and patient-centered care, but we perpetuate silo-based payment systems as a way to deliver care.

So as long as we keep trying to define patient care through a payment lens, we’re never going to get the right answer because these are our acute care

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

patients and they are part - and they are on a journey of recovery. So when we keep asking the question why they don’t fit into an acute care payment silo, we keep getting the wrong answer because we’re asking the wrong question.

These are patients that need a very intense acute care to begin a journey back home. And that’s really what we focus on.

So I think there’s great opportunity hopefully working with CMS and their Center Innovation and other policymakers to really break down all these payment silos and to make RUGs IV, IRF criteria and the LTAC criteria a baseline upon which we can move to a more patient-centered approach to managing care where really length of stay is defined by patient need and the level of service is defined by a patient need, not by a payment. So...

Question?

Kevin:	Paul, can you discuss the reason behind CMS just giving two options in terms of the SNF proposal? It seems like they left little ground for something in between. So I guess why would they say minus 11% versus plus 1 1/2%? I mean, they’re not even in the...

Paul Diaz:	Well I actually think that they left room and in fairness — they spoke to this — that they recognize they only have one quarter’s worth of data and they left room for I hope, and again, I’m a cup is half full guy, for us to share information, some of which I’ve shared with you, certainly information we are sharing with them, that we ought to work together to make RUGs IV work as it was originally intended.

And that part of the reason that we have the disconnect we have is because we have not worked as collaboratively as we should on the different mechanisms

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

that are happening here and, in particular, the benefit of rehab service being provided in skilled nursing facilities.

I mean we are measuring outcomes by getting people home faster and functional improvement. You know, in a 28 to 30 day stay, we’re seeing 40%, 60% functional improvement of our patients. And that is what we’re supposed to be doing here.

And we’re doing it with, you know, four-day length of stay drop over the last two years.

So I think those are important things to be talking about.

I’ll just shift gears for one second. You know again, these reimbursement issues are important but I don’t want it to be lost on any one the opportunities that we have and particularly in the context of the RehabCare deal to sort of see through this.

I mean I think we have approached this transaction with a fair but good valuation. Both companies are performing very strongly in their core in terms of the operating cash flows.

We have financed this transaction conservatively. We’ve got our secured debt financed at very favorable terms. And you can look at that. You can see the update of that in our proxies. We are very confident in our synergies and we have a high degree of confidence in the intermediate, long-term ability to grow volumes through this diversification of our service lines.

So the one thing that I wanted to make sure doesn’t get lost is that we see - and have a plan way beyond the proposed rules that we see here and beyond

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

the LTAC certification to really create a lot of value for shareholders and patients alike. And I do think there’s a lot for you to consider but there are four or five real opportunities I think as people see Kindred’s opportunity in ’12 and ’13.

Kevin:	And just to follow up, if cuts do go through, what can you do to offset them? And I know you have the RehabCare deal and some positive things going on from an LTAC perspective, but just specifically from a SNF perspective, is there anything you can do shifting mix, reducing labor? Are these viable options?

Paul Diaz:	Look, I think for those of you that have followed us over the years, and Kevin certainly has, I mean, no one has navigated regulatory change better than the management team at Kindred Healthcare over the last decade.

And time and time again we have been able to do that while maintaining high levels of patient quality and outcome and managed costs with a great deal of discipline.

I mean, if you look at our performance last year and our performance in this last quarter, you know, our ability to continue to reduce costs in the face of what will continue to be a difficult reimbursement environment is a very, very important, you know, aspect of the answer to your question.

So I think we’ve got both a capital structure and a diversification of revenue lines, as well as continued cost synergies that can absolutely help us move through this.

And, you know, at some level while we were certainly surprised by the 11.3% and we have questions about the math, we talked about this publicly for a long

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

time that the system was intended to be budget neutral and in fact it wasn’t budget neutral, that we were prepared to be able to manage through that change.

So, again, I think we’ve demonstrated an ability to manage through regulatory change before and I think quite frankly we’re in a better position to do that here than we’ve ever been.

Kevin:	Can you talk a little bit about the - you know, the opportunities post-RehabCare? It sounds like you’re already kind of looking to be on the ground running the day that the deal closes, but it’s a pretty large transaction.

Does integrating RehabCare take you out of the market for deals over the next six months or however long? When do you think you’ll be ready to do that?

Paul Diaz:	Well I think we need to approach it with a fair amount of humility, that there are a lot of moving parts here. There are a lot of opportunities to do great things and there are a lot of opportunities to mess some things up.

What I will tell you that is with each passing day, with each passing week as, you know, our project management office reports out of the progress they are making on testing system conversions and clearly the way that the management teams have come to meet culturally, you know, I have a high degree of confidence that this integration is going to go very well.

And the response from our customers, from hospital systems, from payers who are anxious, quite frankly, for us to close so we can advance other strategic conversations is pretty significant.

BANK OF AMERICA MERRILL LYNCH 2011 HEALTH CARE CONFERENCE — KND

Moderator: Paul Diaz, President and CEO

05-12-2011/2:10 pm ET

Confirmation # 102606

So I think, Kevin, the transaction - it’s already showing itself to open up a lot of new strategic doors for us in terms of opportunities with payers and hospital systems in ways to collaborate and work together even more than we were seeing before.

We also have quite a robust pipeline of de novo inpatient rehab facilities and replacement LTAC transactions and transitional care centers, our sub-acute facilities that we’re building, as well as you’ve seen us get more active in the home health area which is an area that we’re likely to be much more aggressive in.

So I think as we’ve done over the last five or six years, I think you’ll see us deploy capital in our cluster markets with a fair amount of discipline but also with the humility that we’ve got to make sure that we’ve got a couple of quarters under our belts with this transaction and that we’re looking to de-lever, as well.

But I do think, you know, we’ll generate $300 million of operating cash flow. We’ll have $350 million of capacity in our revolver, so I think we’ll be opportunistic.

We probably won’t be in the game for a big deal for a while until we make sure that we’ve got all of this fully under our belts but pursuing our cluster market strategy and home health, expanding our services into inpatient rehab facilities, I think we absolutely have a lot of opportunities to do that.

Ted:	Okay. And I think that’s all we have time for. Thank you very much.

Paul Diaz:	Thank you Ted.

END